UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pacific Biosciences of California, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
69404D108

(CUSIP Number)
September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS EDMOND DE ROTHSCHILD ASSET MANAGEMENT (FRANCE)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,805,980
	7	SOLE DISPOSITIVE POWER 1,501,900
	8	SHARED DISPOSITIVE POWER 18,805,980
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,307,880
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12		TYPE OF REPORTING PERSON FI

1		NAME OF REPORTING PERSONS EDMOND DE ROTHSCHILD ASSET MANAGEMENT (LUXEMBOURG)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,995,980
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,995,980
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,995,980
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12		TYPE OF REPORTING PERSON FI

1		NAME OF REPORTING PERSONS EDMOND DE ROTHSCHILD FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,862,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,862,300
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,862,300
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12		TYPE OF REPORTING PERSON FI

Item 1.	(a) Name of Issuer:
Pacific Biosciences of California, Inc.

(b) Address of Issuer’s Principal Executive Offices:

1305 O’Brien Drive

Menlo Park, California 94025

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed on behalf of each of the following persons (each, a “Reporting Person”) :

1.	EDMOND DE ROTHSCHILD ASSET MANAGEMENT (FRANCE) (“EDRAM France”)
2.	EDMOND DE ROTHSCHILD ASSET MANAGEMENT (LUXEMBOURG) (“EDRAM Luxembourg”)

3.	EDMOND DE ROTHSCHILD FUND (“EdR Fund”)

(b) Address of Principal Business Office:

The address of EDRAM France is 47, RUE DU FAUBOURG SAINT HONORE PARIS, FRANCE 75008.

The address of EDRAM Luxembourg is 4, RUE ROBERT STUMPER, LUXEMBOURG L-2557.

The address of EdR Fund is 4, RUE ROBERT STUMPER, LUXEMBOURG L-2557.

(c) Citizenship:

EDRAM France is a French entity

EDRAM Luxembourg is a Luxembourg entity

EdR Fund is a société d’investissement à capital variable (SICAV) Luxembourg formed under the laws of Luxembourg.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP No.:

         69404D108

Item 3. A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership:

Ownership as of September 30, 2024 is incorporated by reference to items (5) – (9) and (11) of the cover page of each Reporting Person. Both EDRAM France and EDRAM Luxembourg, management companies, may be deemed to have beneficial ownership of the securities which are the subject of this filing through the investment and/or voting discretion it exercises over its portfolios managed. Besides, EdR Fund, a société d’investissement à capital variable (SICAV) formed under the laws of Luxembourg, is the beneficial owner of more than 5% of the outstanding securities identified on this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

 Not Applicable

Item 9. Notice of Dissolution of Group.

 Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the Reporting Persons are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2024

EDMOND DE ROTHSCHILD ASSET MANAGEMENT (FRANCE) By: /s/ Benjamin Melman Name: Benjamin Melman Title: Global Chief Investment Officer

EDMOND DE ROTHSCHILD ASSET MANAGEMENT (LUXEMBOURG) By: /s/ Enrique Bouillot Name: Enrique Bouillot Title: COMEX Member By: /s/ Emmanuel Vergeynst Name: Emmanuel Vergeynst Title: COMEX Member

EDMOND DE ROTHSCHILD FUND By: /s/ Flavien Duval Name: Flavien Duval Title: Member of the Board By: /s/ Hervé Touchais Name: Hervé Touchais Title: Member of the Board